SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment 1)*

Eleven Biotherapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

286221 10 6

(CUSIP Number)

Noubar B. Afeyan, Ph.D.

Flagship Ventures

One Memorial Drive, 7th Floor

Cambridge, MA 02142

(617) 868-1888

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 14, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 286221 10 6

1.	Names of Reporting Persons. Flagship Ventures Fund 2007, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,833,802
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,833,802
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,833,802
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.1%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 286221 10 6

1.	Names of Reporting Persons. Flagship Ventures 2007 General Partner LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,833,802
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,833,802
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,833,802
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.1%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 286221 10 6

1.	Names of Reporting Persons. Flagship Ventures Fund IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,090,757
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,090,757
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,090,757
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.4%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 286221 10 6

1.	Names of Reporting Persons. Flagship Ventures Fund IV-Rx, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 272,677
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 272,677
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 272,677
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.4%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 286221 10 6

1.	Names of Reporting Persons. Flagship Ventures Fund IV General Partner LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,363,434
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,363,434
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,363,434
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.8%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 286221 10 6

1.	Names of Reporting Persons. Noubar B. Afeyan, Ph.D.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,197,236
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,197,236
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,197,236
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 15.9%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 286221 10 6

1.	Names of Reporting Persons. Edwin M. Kania, Jr.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,197,236
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,197,236
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,197,236
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 15.9%
14.	Type of Reporting Person (See Instructions) IN

Item 4.	Purpose of Transaction

Item 4 is amended and restated as follows:

The Reporting Persons hold their shares of Common Stock for investment purposes. Subject to a number of factors, including market conditions and their general investment and trading policies, the Reporting Persons may, in the ordinary course of their business, dispose of the shares of Common Stock that they beneficially own. These dispositions may occur in open market transactions, privately negotiated transactions or through other methods. Additionally, Flagship 2007 Fund, Flagship IV Fund and Flagship IV-Rx Fund may distribute the shares of Common Stock that they directly hold to their respective general and limited partners.

Item 5.	Interest in Securities of the Issuer

Item 5(a)-(c) is amended and restated as follows:

(a)-(b) The information set forth in rows 7 through 13 of the cover pages to this Schedule 13D is incorporated by reference. The percentage set forth in row 13 is based on 20,058,298 outstanding shares of Common Stock on July 31, 2016, as reported in the Issuer’s Form 10-Q filed on August 12, 2016.

Flagship 2007 Fund, Flagship IV Fund and Flagship IV-Rx Fund directly hold 1,833,802 shares, 1,090,757 shares and 272,677 shares of Common Stock, respectively. Flagship 2007 GP, as the general partner of Flagship 2007 Fund, may be deemed to beneficially own the shares directly held by Flagship 2007 Fund. Flagship IV GP, as the general partner of Flagship IV Fund and Flagship IV-Rx Fund, may be deemed to beneficially own the shares directly held by Flagship IV Fund and Flagship IV-Rx Fund. Dr. Afeyan and Mr. Kania, as the managers of Flagship 2007 GP and Flagship IV GP, may be deemed to beneficially own the shares directly held by Flagship 2007 Fund, Flagship IV Fund and Flagship IV-Rx Fund.

(c) Schedule A sets forth all transactions with respect to the Common Stock that were effected during the past sixty days by the Reporting Persons.

Item 7.	Material to be Filed as Exhibits

Exhibit 99.1 is replaced with a new Joint Filing Agreement

Exhibit 99.1	Joint Filing Agreement

Schedule A

Except as otherwise noted below, all transactions were sales of Common Stock effected in the open market.

Reporting Person	Date of Transaction	Amount of Shares	Price per Share
Flagship 2007 Fund	September 6, 2016	20,221	$4.63	(1)
Flagship IV Fund	September 6, 2016	12,441	$4.63	(1)
Flagship IV-Rx Fund	September 6, 2016	3,108	$4.63	(1)
Flagship 2007 Fund	September 7, 2016	52,985	$4.51	(2)
Flagship IV Fund	September 7, 2016	32,597	$4.51	(2)
Flagship IV-Rx Fund	September 7, 2016	8,145	$4.51	(2)
Flagship IV Fund	September 14, 2016	35,209	$4.18	(3)
Flagship IV-Rx Fund	September 14, 2016	8,802	$4.18	(3)
Flagship IV Fund	September 15, 2016	2,145	$4.16	(4)
Flagship IV-Rx Fund	September 15, 2016	536	$4.16	(4)

(1)	The price per share represents a weighted average price of purchases executed in multiple transactions with purchase prices ranging from $4.60 to $4.77. The Reporting Persons undertake to provide full information regarding the number of shares purchased at each separate price upon request by the staff of the Securities and Exchange Commission.
(2)	The price per share represents a weighted average price of purchases executed in multiple transactions with purchase prices ranging from $4.50 to $4.56. The Reporting Persons undertake to provide full information regarding the number of shares purchased at each separate price upon request by the staff of the Securities and Exchange Commission.
(3)	The price per share represents a weighted average price of purchases executed in multiple transactions with purchase prices ranging from $4.15 to $4.24. The Reporting Persons undertake to provide full information regarding the number of shares purchased at each separate price upon request by the staff of the Securities and Exchange Commission.
(4)	The price per share represents a weighted average price of purchases executed in multiple transactions with purchase prices ranging from $4.15 to $4.18. The Reporting Persons undertake to provide full information regarding the number of shares purchased at each separate price upon request by the staff of the Securities and Exchange Commission.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 19, 2016

FLAGSHIP VENTURES FUND 2007, L.P.

By:	Flagship Ventures 2007 General Partner LLC

By:	/s/ Noubar B. Afeyan, Ph.D.
Name:	Noubar B. Afeyan, Ph.D.
Title:	Manager

FLAGSHIP VENTURES 2007 GENERAL PARTNER LLC

By:	/s/ Noubar B. Afeyan, Ph.D.
Name:	Noubar B. Afeyan, Ph.D.
Title:	Manager

FLAGSHIP VENTURES FUND IV, L.P.

By:	Flagship Ventures Fund IV General Partner LLC

By:	/s/ Noubar B. Afeyan, Ph.D.
Name:	Noubar B. Afeyan, Ph.D.
Title:	Manager

FLAGSHIP VENTURES FUND IV-RX, L.P.

By:	Flagship Ventures Fund IV General Partner LLC

By:	/s/ Noubar B. Afeyan, Ph.D.
Name:	Noubar B. Afeyan, Ph.D.
Title:	Manager

FLAGSHIP VENTURES FUND IV GENERAL PARTNER LLC

By:	/s/ Noubar B. Afeyan, Ph.D.
Name:	Noubar B. Afeyan, Ph.D.
Title:	Manager

/s/ Noubar B. Afeyan, Ph.D.
NOUBAR B. AFEYAN, PH.D.

/s/ Edwin M. Kania, Jr.
EDWIN M. KANIA, JR.